Exhibit 1

For Immediate Release	17 March 2011

ANNOUNCEMENT

WPP plc (“WPP”)

WPP was notified today of changes in the share ownership of Mr Mark Read, an executive director of the company, pursuant to the vesting of awards under the WPP Annual Bonus Deferral Plan granted in 2007.

On 16 March 2011, Mr Mark Read became entitled to receive 12,998 shares pursuant to the deferred bonus award. On 16 March 2011, Mr Read sold 6,643 shares in order to fund taxes on this award.

At today’s date, Mr Read’s beneficial holding is 103,481 shares, representing 0.0082% of WPP’s issued share capital.

Contact:

Feona McEwan, WPP	+44 (0)20 7408 2204